August 23, 2024

Paul Vanderslice
Chief Executive Officer
BMO Commercial Mortgage Securities LLC
151 West 42nd Street
New York, NY 10036

       Re: BMO Commercial Mortgage Securities LLC
           Amendment No. 1 to Registration Statement on Form SF-3
           Filed August 9, 2024
           File No. 333-280224
Dear Paul Vanderslice:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 11, 2024 letter.

Registration Statement on Form SF-3
Risk Factors
Risks Related to Conflicts of Interest
Interests and Incentives of the Underwriter Entities May Not Be Aligned with Your Interests, page 142

1. We note your revisions in response to prior comment 3 and re-issue in part. As revised, the risk factor notes that Securities Act Rule 192 prohibits certain conflicted transactions and that "certain exemptions" may be available. The revisions do not, however, appear to qualify your disclosure that the Underwriter Entities may execute short transactions, modify or terminate such transactions, and otherwise act with respect to such transactions
       "without regard" to whether any such action might have an adverse effect on the offered certificates or the holders of offered certificates. Please revise to qualify the disclosure as subject to applicable law or explain how these statements are consistent with Securities
 August 23, 2024
Page 2

       Act Rule 192.
Part II - Information Not Required in Prospectus
Item 14. Exhibits
Exhibit 5.1 Opinion of Orrick, Herrington & Sutcliffe LLP, page 2

2. We note your legal opinion is limited to New York and Federal law. Please revise to also provide an opinion that covers Delaware law.
Form 8-K of BMO 2023-C7 Mortgage Trust (Filed December 21, 2023), page 3

3. We have reviewed your response to prior comment 9, and we note that your legal analysis is limited to Item 10(d) of Form SF-3. Please also provide us with your legal analysis of how filing supplemental offering disclosure on Form 8-K rather than in a prospectus filed under Rule 424(b) is consistent with the requirements of Rule 424 and Rule 430D. In particular, please provide your legal analysis with respect to Rules 424(b)(3), 424(c),
       430D(d)(1)(iii) and 430D(h).
       Please contact Jason Weidberg at 202-551-6892 or Benjamin Meeks at 202-551-7146
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Structured
Finance